SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CENTRAIS ELÉTRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26
PUBLICLY-HELD COMPANY
NIRE 53300000859

MINUTES OF THE FIFTY-NINTH SHAREHOLDERS' MEETING HELD ON APRIL 29, 2019

1. DATE, TIME AND VENUE: Held on April 29, 2019, at 2 p.m, at the Company's head office, located at Setor Comercial Norte, Quadra 06, Conjunto A, Bloco "A", 6º andar, parte, Ed. Venâncio 3000, Asa Norte, ZIP CODE 70716-900– Brasília – DF.

2. CALL NOTICE: The call notice was published, under the terms of Article 124 of Law No. 6404/1976, dated December 15, 1976, as amended ("Corporations Act"), and Article 8 CVM Instruction No. 559, dated March 27, 2015, on the Official Gazette and on magazines O Globo, Correio Braziliense, Folha de São Paulo and Valor Econômico, on the days of March 29, 2019, April 1, 2019, and April 2, 2019.

3. PUBLICATIONS AND DISCLOSURES: In addition to the provisions under Item 2 above, disclosure was also made on the Company's websites (www.eletrobras.com/ri/assembleiasacionistas) and the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br).

4. ATTENDEES: Attending were shareholders representing 78.4% (seventy-eight point four percent) of the Company's voting capital, considering the shareholders which were physically present or that were represented therein, under the terms of the applicable laws, according to the signatures on the sheet 80 of the Shareholders' Attendance Book no. 4, including that of the Federal Government's representative, Mr. LUIZ FREDERICO DE BESSA FLEURY, appointed by Ordinance/PGFN no. 128, dated February 7, 2018, published in DOU (Official Gazette) dated March 14, 2017, and those who remotely presented a valid Voting Bulletin. The said quorum to open the meeting fulfills the minimum required, as provided for in Article 135 of Law 6404/76. Attending were also MAURO RODRIGUES DA CUNHA, Audit and Risk Committee's coordinator, ANDRÉ EDUARDO DANTAS , Fiscal Committee's member, the Superintendent of Investor Relations, Mrs. PAULA PRADO RODRIGUES COUTO, the Head of the Investor Relations Department, Mr. FRANCISCO DE ASSIS DUARTE DE LIMA, the Head of Tax and Fiscal Planning Department, Mr. EDUARDO DA COSTA RAMOS, the Head of Corporate Governance Department, Mr. RONALDO GARCIA BARBOZA, the Head of the Legal Controller's and Strategic Case Office, Mr. ANDRÉ DE AVELLAR TORRES, and the representative of independent auditors KPMG Auditores Independentes, Mr. SAMUEL CABRAL.

5. BOARD: The Chief Financial Officer and Investor Relations Officer has taken up the chairmanship of the works, under the terms of Article 42 of the Articles of Incorporation, who is Mrs. ELVIRA BARACUHY CAVALCANTI PRESTA, replacing the Chief Executive Officer

of Eletrobras, Mr. WILSON FERREIRA JUNIOR, according to Resolution of Eletrobras no. 226, dated April 22, 2019, and Mrs. CLÁUDIA LEITE TEIXEIRA CASIUCH.

6. AGENDA: The Company's shareholders met to examine, discuss and deliberate on the following agenda: Agenda: 1. To take the Administration's accounts, examine, discuss and vote on the Administration Report and the Complete Financial Statements of the Company for the financial year ending as of December 31, 2018; 2. To deliberate on the proposal of the Company's management to allocate the result connected to the accounting year ended on December 31, 2018; 3. To elect members of the Board of Directors of the Company and designate, from among the elected members, its Chairman; 4. To elect the members of the Fiscal Council and their alternates; and 5. To set the global remuneration of the Managers, the members of the Fiscal Council of the Company and the members of the Statutory Audit and Risk Committee.

7. **ACKNOWLEDGMENT OF APPELLATE DECISION NO. 830/2019** - Entering upon the minutes that, before starting deliberating the meeting's business, the Chair acknowledged that the Federal Accounting Court, by way of Appellate Decision No. 830/2019, under Case TC 007142/2018-8, provisionally ordered that Eletrobras refrain from deliberating on the possible granting of compensation increase of any kind to its executive board until TCU reviews information about the public corporation's financial situation, especially regarding the existence of evidence of dependence on the National Treasury;

8. DELIBERATIONS: Upon opening of the meeting, as with the reading of the documents and proposals object of the agenda being dispensed with, the attending shareholders approved that the minutes were executed pursuant to the summary of the facts, including dissents and protests, stating the transcription only of the deliberations made, as established in the paragraph one of Article 130 of Law 6404/76. In view of the foregoing, after examination and discussion of the business in the agenda, the shareholders deliberated on the following:

8.1 - To approve, by majority vote, with 974,830,685 favorable votes, 21,528 votes against, and 85,552,815 abstentions, the annual report of ELETROBRAS' management, and the financial statements for the accounting year ending on December 31, 2018.

8.1.1 – To enter upon the minutes that AEEL approved with a reservation the annual report of ELETROBRAS' management, and the financial statements for the accounting year ending December 31, 2018, and that the member of the Audit and Statutory Risk Committee, Mr. Mauro Rodrigues da Cunha, requested to enter upon in the minutes that he understands that AEEL's reservation does not discuss the merits of the Financial Statements per se, but other management decisions that were reviewed by the management on the occasion of the management proposal at the 170th Special Shareholders' Meeting, considering that the above commitments were already the subsidiary or joint and several liability of Eletrobras.

8.2 - To approve, by a majority, with 1,002,392,996 favorable votes, 1,588,429 votes against, and 56,423,603 abstentions, the allocation of the income for the year, according to the proposal submitted by the Company's Management.

8.2.1 – AEEL approved the allocation of the income for the year with one reservation, according to the vote attached hereto.

8.3 - To approve, by majority, after reviewing the resume and other relevant statements, the election, by minority shareholders holding common shares, pursuant to Article 32, III, of the Company's Articles of Incorporation and Article 239 of the Corporations Act, of a member for the Board of Directors, by a separate vote, as follows:

8.3.1 - Mr. **DANIEL ALVES FERREIRA**, Brazilian, married, lawyer, domiciled at Rua Dr. Fernandes Coelho, nº 85, 6º andar, Pinheiros, São Paulo, SP, 05423-040, ID Card No. 10.933.833, issued by SSP/SP, and registered with CPF No. 205.862.458-04, with 60,574,168 votes.

8.4 - To approve, by majority, after reviewing the resume and other relevant statements, the election, by minority shareholders holding preferred shares, pursuant to Article 32, subsection IV, of the Company's Articles of Incorporation and Article 239 of the Corporations Act, of a member to the Board of Directors, in a separate vote, as follows:

8.4.1 - Mr. **FELIPE VILLELA DIAS**, Brazilian, married, production engineer, domiciled at Rua Desembargador Roberto Medeiros no. 124, Rio de Janeiro, ID card No. 012.973.748-12 Detran-RJ, and registered with CPF number 218.680.308-90, with 54,497,992 votes.

8.5. To approve, by majority vote, after reviewing the resume and other relevant statements, the election of 8 (eight) members of the Board of Directors, as appointed by the controlling shareholder, as follows:

8.5.1 - Mr. **JOSÉ GUIMARÃES MONFORTE**, Brazilian, married, economist, domiciled in the city of São Paulo, at Rua Leopoldo Couto de Magalhães, 1400, apt. 1202, Itaim Bibi, SP, CEP 04542-001, ID card No. 4127063-0, issued by SSP/SP, and registered with CPF number 447.507.658-72, with 816,883,236 votes, elected by the Chairman of the Board of Directors.

8.5.2 - Mr. **WILSON FERREIRA JUNIOR,** Brazilian, divorced, electrical engineer, residing and domiciled in the city of Campinas, at Av. Engenheiro José Francisco Bento Homem de Melo, 1155 – casa 28, Bairro Fazenda São Quirino, São Paulo, ID card No. 10500091, issued by SSP/SP, and registered with CPF under no. 012.217.298-10, with 816,883,236 votes.

8.5.3 - Mr. **MAURO GENTILE RODRIGUES DA CUNHA**, Brazilian, married, economist, residing and domiciled at Rua Pedro Avancine nº 363, complemento 32W, Jardim Panorama,

São Paulo, SP, 05679-160, ID card No. 404.399, issued by MM/RJ, registered with CPF under no. 004.275.077-66, with 851,375,949 votes;

8.5.4 - Mr. **VICENTE FALCONI CAMPOS** Brazilian, married, engineer, residing and domiciled in the city of Belo Horizonte, at Rua Fausto Nunes Vieira, 40 – Apt. 1501, Bairro Belvedere, CEP 30320-590, ID card No. MG 1.476.273, issued by SSP/MG, and registered with CPF under no. 000.232.216-15, with 851,375,949 votes.

8.5.5 - Mr. **RUY FLAKS SCHNEIDER**, Brazilian, married, industrial mechanics and production engineer, domiciled at Rua Abade Ramos 131, apto. 301, Jardim Botânico, Rio de Janeiro, RJ, 22461-090, ID card No. 183.393, issued by the Ministry of Navy, registered with CPF under no. 010.325.267-34, with 815,485,296 votes.

8.5.6 - Mr. **BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO,** Brazilian, married, civil engineer, domiciled at Esplanada dos Ministérios, Bloco "U", 7º andar, Brasília, DF, 70065-900, ID card No. 10290481, issued by SSP-MG, registered with CPF under no. 053.965.606-22, with 815,485,296 votes.

8.5.7 - Mr. **RICARDO BRANDÃO SILVA**, Brazilian, married, lawyer, domiciled at SQS 202 Bloco I apto. 606, Brasília, DF, 70232-090, ID card no. 1456263, issued by SSP-RJ, registered with CPF under no. 634.956.941-53, with 554,397,196 votes.

8.5.8 - Mr. **MARCELO DE SIQUEIRA FREITAS**, Brazilian, lawyer, domiciled at AE 4, Módulo I, Torre 2, apt. 2504, Brasília-DF, ID card No. .1.503.596, issued by SSP-DF, registered with CPF under no. 776.055.601-25, with 554,397,196 votes.

8.6 - To approve, by majority, after reviewing the resume and other relevant statements, the election of a member for the Board of Directors representing the employees, under the terms of Subsection V, Article 32, of the Company's Articles of Incorporation, which establishes that the appointment of one of the directors is the prerogative of the employees, chosen by the direct vote of the peers among the acting employees and in an election organized by the company jointly with labor unions that represent them, under the terms of the applicable laws, as follows:

8.6.1 - Mr. **LUIZ EDUARDO DOS SANTOS MONTEIRO**, Brazilian, married, business administrator, residing and domiciled at Rua Anita Garibaldi, 2, apt. 401, Copacabana, Rio de Janeiro, RJ, 22041-080, ID card No. 11410934-1, issued by Detran/RJ, and registered with CPF under no. 083.301.757-82.

8.6.2 – The Federal Government entered upon the minutes, the investiture, as a member of the Board of Directors, of the person appointed as the employees' representative, provided that there is a declaration of conformity by the ELETROBRAS' Eligibility Committee, in order to check the appointees' evaluation processes, the fulfillment of the requirements, and the

absence of preclusions, under the terms of paragraphs 2 and 3 of Article 22, of Decree No. 8945, of 2016.

8.6.2 – BNDES System enters upon the minutes that, in furtherance of the best corporate governance practices, it voted in favor of the independent candidates previously appointed in the company's management proposal, abstaining in regards to the other candidates.

8.7 - To enter upon the minutes that, with the investiture of the new members of the Board of Directors of Eletrobras, the board is currently has the following six independent members, under the terms of Article 36 of Decree No. 8.945, dated December 27, 2016, of the independence criteria established by the Exchange Act and Sarbanes-Oxley Act and the Dow Jones Sustainability Indexes (DJSI): **José Guimarães Monforte**, **Vicente Falconi Campos, Mauro Gentile Rodrigues da Cunha**, **Ruy Flaks Shneider, Daniel Alves Ferreira e Felipe Villela Dias**, accounting for 54.5% of the board's members.

8.7.1 AEEL rejected the appointments for members of the Board of Directors by the controlling shareholder, upon the belief that there is a conflict of interest owing to the fact that they are being appointed by the Federal Government, according to the attached vote.

8.8 - To enter upon the minutes that the investiture of the members of the Board of Directors hereby elected is subject to the prior signature of the Statement of Consent of the Board of Directors' members referred to in the BM&FBovespa Level 1 Regulation, as well as to the execution and delivery of other relevant documents.

8.9 – To enter upon the minutes that the terms of office for the members elected to the Board of Directors at this Shareholders' Meeting start after the execution of the Instrument of Investiture, in keeping with the applicable laws, and shall end on the date of the Shareholders' Meeting, to be held in 2021.

8.10 - To enter upon the minutes that the controlling shareholder approved that the Board of Directors shall be chaired by **Mr. JOSÉ GUIMARÃES MONFORTE**.

8.10.1 – To enter upon the minutes that BNDES abstained from making said appointment for Board's Chairman, along with FIA Dinâmica, Banco Clássico, Geração Futuro, José Pais Rangel, Jaburá, 3G Radar, and Squadra.

8.11 – To enter upon the minutes that FIA Dinâmica and Banco Clássico, by means of its attorney-in-fact, presented waiver of the request for election process by multiple vote, before the start of voting, according to statement attached hereto.

8.12. To enter upon the minutes that Mr. Ronaldo Garcia Barboza, Head of the Corporate Governance Department, informed the meeting that on April 29, 2019, the People and Eligibility Management Committee voted for the eligibility of the candidate MARCELO DE

SIQUEIRA FREITAS, appointed by the controlling shareholder, based on the documentation submitted by the candidate, from the point of view of legal requirements.

8.12.1 – FIA Dinâmica and Banco Clássico requested to enter upon the minutes that candidacy of Mr. José Pais Rangel was being removed, in keeping with statement attached, received on this date by the Secretary.

8.13 - To approve, by majority, after reviewing the resume and other relevant statements, the election of 2 (two) members and their respective alternates for the Fiscal Council, appointed by the Ministry of Mines and Energy – MME, as follows:

8.13.1 - Mr. **JOSÉ ROBERTO BUENO JR.**, Brazilian, married, production engineer, domiciled at SQS 309, Bloco K, apto. 501, Brasília-DF, ID Card No. 321205, issued by MB, and registered with CPF under no. 802.949.797-0, and as the respective alternate, Mrs. **LORENA MELO SILVA PERIM**, Brazilian, married, production engineer, domiciled at QI 29 lote 3 bloco 2 apto. 403, Guará II, Brasília-DF, CEP 71065-292, ID card No. 17047, issued by CREA-DF, and registered with CPF under no. 731.649.841-20, with 772,069.864 votes.

8.13.2 - Mrs. **THAÍS MARCIA FERNANDES MATANO LACERDA**, Brazilian, married, lawyer, domiciled at Rua 36 Norte, Lote 3350, Torre L apto. 402 Top Life Club Residence, Águas Claras – Taguatinga - DF, ID card No. 467762, issued by MB, and registered with CPF under no. 392.758.251-49, and as her respective alternate, **DARIO SPEGIORIN SILVEIRA**, Brazilian, married, lawyer, domiciled at Brasília, no SQS 114, Bloco H, apt. 605, Distrito Federal, ID card No. 1.425.037, issued by SSP/DF, and registered with CPF under no. 807.768.171-91, with 37,626,661 votes.

8.14 - To approve, by majority, after reviewing the resume and other relevant statements, the election of 1 (one) member and respective alternate for the Fiscal Council, appointed by the minority shareholders holding ordinary shares, as follows:

8.14.1 – Mrs. **PATRICIA VALENTE STIERLI,** Brazilian, divorced, business administrator, domiciled in the city of São Paulo, at Rua Itacema, 246, apt. 32, SP, ID card No. 4.589.089, issued by SSP/SP, and registered with CPF under no. 010.551.368-78, and respective alternate, Mr. **GASPAR CARREIRA JÚNIOR**, Brazilian, married, economist, domiciled at Rua Teixeira de Melo, nº 37/201, Ipanema, Rio de Janeiro, RJ, ID card No. 066.092.29-7, registered with CPF under no. 000.459.657-90, with 133,720,542 votes.

8.15 - To approve, by majority, after reviewing the resume and other relevant statements, the election of 1 (one) acting member and a respective alternate for the Fiscal Committee, appointed by minority shareholders holding preferred shares, as follows:

8.15.1 - Mr. **MARIO DAUD FILHO,** Brazilian, married, lawyer, domiciled at Alameda Franca, 589, Residencial 4, Alpahaville, Santana do Parnaíba, 06542-010, SP, ID card No. 5.276.766-8, issued by SSP/SP, and registered with CPF under no. 014.632.198-73, and

respective alternate, Mr. **GIULIANO BARBATO WOLF,** Brazilian, married, divorced, domiciled at Servidão José Laurindo de Souza nº 186, Florianópolis–SC, CEP 88061-440, ID card No. 839.655, registered with CPF under no. 417.982.609-72, with 101,702,235 votes.

8.16 To enter upon the minutes that the Fiscal Committee has also as one of its members, the National Treasury's representative, Mr. **EDUARDO COUTINHO GUERRA**, and the respective alternate, **MARCIO LEÃO COELHO**, elected at the 171st Shareholders' Meeting of Eletrobras, on July 30, 2018, with a term of office ending on July 29, 2020.

8.17 To approve, by a majority of 554,397,196 favorable votes, upon setting the global compensation of the Managers, members of the Company's Fiscal Committee, and members of the Audit and Risk Committee, according to the provisional decision rendered under TCU Appellate Decision No. 830/2019, dated April 10, 2019, that the payments made to the Officers and other members of statutory bodies of Eletrobras are made in the same amounts as those approved at the 58th Shareholders' Meeting for the 2018/2019 accounting year and, according to Technical Note No. 5667/2018-MP, dated April 24, 2018:

a) to set at BRL 10,759,950.95 the global compensation to be paid to the company's managers, for the period from April 2018 through March 2019;

b) to recommend compliance with the individual limits established by SEST, underscoring that it is in the scope of authority of the latter to set such limits for the twelve-month period, per item and position, with statement according to the table attached, within the global limit defined in letter "a;"

c) to delegate to the Board of Directors the authority to authorize the monthly payment of compensation, abiding by the global and individual limits provided for under letters "a" and "b," respectively;

d) set the monthly compensations of the Board of Directors' members at one tenth of the average monthly compensation of the Executive Board's members, except for the amounts connected to vacation pay and benefits;

e) to expressly forbid the transfer of any benefits that may be granted to company's employees, in the event of execution of the Collective Bargaining Agreement - ACT on its respective base date;

f) to forbid the payment of any compensation item not deliberated upon at this meeting to managers, including benefits of any nature and representation fees, under the terms of Law No. 6404/76, under Article 152;

g) if there is any Officer in special placement by another institution (public servant or employee

of another public corporation), Decree No. 9.144/2017 shall be fulfilled, and the maximum compensation
to be reimbursed shall be in keeping with the individual limit approved for each Officer;

h) if any Officer is an employee of the company, its employment contract shall be terminated, under the terms of precedent No. 269 of TST;

i) to condition the payment of "garden leave" upon the approval of the Public Ethics Committee of the Presidency of the Republic – CEP/PR, under the terms of the applicable laws;

j) to condition the payment of Annual Variable Compensation – RVA for the officers to the strict abidance by the terms and conditions under the Corporate Goals Program previously approved by SEST for such Company;

k) to set the monthly compensations of the Fiscal Committee's members to one tenth of the average monthly compensation of the Executive Board's members, except for the sums connected to vacation pay and benefits; and

l) to set the monthly compensations of the Audit Committee's members at 60% of the average monthly compensation of the Executive Board's members, except for the sums connected to vacation pay and benefits.

8.15.1 - In favor of the management proposal for global compensation of the Managers, the members of the Company's Fiscal Committee and the members of the Audit and Risk Committee, there were 449,449,936 favorable votes, 7,468 against the Management proposal and 56,550,428 abstentions.

8.15.2 – AEEL voted against the management's proposal, requested that Managers are given the same adjustment as that of employees.

8.16 - As the persons appointed to the Board of Directors may be holding public office in the Federal Public Administration, at the time of their election as members of the Board of Directors, the Federal Government's representative shall justify this act under the terms of Paragraph 1 of Article 3 of CVM Instruction No. 367, dated May 29, 2002, by virtue of the public interest.

8.17 - To approve that the terms of office for the alternate members elected to the Fiscal Committee at this Shareholders' Meeting shall start on this date, and end on the date of the Shareholders' Meeting to be held in 2021.

8.18 - To enter upon the minutes that the Chairman of the Meeting asked, in each item on the agenda, if any attending shareholders would like to alter any vote expressed through a Remote Voting Form.

8.19 – To enter upon the minutes that the approved dividends shall be updated by Selic *pro rata temporis* rate, from January 1, 2019 until the actual payment date, which may happen until December 31, 2019, pursuant to Article 205, Paragraph 3, of Law No. 6404/76.

9. CLOSING: With no further business to be addressed, the Chairperson suspended the meeting while these minutes were written up, pursuant to the statements in the summary of facts. Upon reopening of the session, these minutes were read and, upon approval, signed by the attendees.

Brasília, April 29, 2019.

ELVIRA B. CAVALCANTI PRESTA
Chief Executive Officer

LUIZ FREDERICO DE BESSA FLEURY
Representative of the Federal Government

JULIANA CALIXTO PEREIRA
Representing BNDES/BNDESPAR

FABIOLA LATINO ANTEZANA
Representing the Eletrobras' Employees Association - AEEL

IAN DOS SANTOS O. MILHOMEN
Representing:
CITIBANK, N.A.-DEPOSITARY RECEIPT SERVICES

RODRIGO DE MESQUITA PEREIRA
Representing:
JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; PINEHURST PARTNERS, L.P.; MISSOURI EDUCATION PENSION TRUST; STARTOURS FUNDO DE INVESTIMENTO EM ACOES IE; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRE; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; RBC FUNDS (LUX) - EMERGING MARKETS VALUE EQUITY

FUND; RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF; RBC EMERGING MARKETS DIVIDEND FUND; VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST; ARROWSTREET INTERNATIONAL EQUITY EAFE ALPHA EXTENSION CIT; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; VANGUARD EMERGING MARKETS STOCK INDEX FUND; FIDELITY UCITS II ICAV / FIDELITY MSCI EMERGING M I FUND; SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND; GLOBAL TRUST COMP FBO AQR COLLEC INV TRUST-AQR E E C I FUND; ROBECO CAPITAL GROWTH FUNDS; BRITISH COAL STAFF SUPERANNUATION SCHEME; FIDELITY INVESTMENTS MONEY MANAGEMENT INC; FORSTA AP-FONDEN; MINEWORKERS PENSION SCHEME; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; FI FATOR JABURA ACOES; GERACAO FUTURO L.PAR FUNDO DE INVESTIMENTO EM ACOES; BANCLASS FUNDO DE INVESTIMENTO EM ACOES; FUNDO DE INVESTIMENTO DE ACOES DINAMICA ENERGIA; JOSE PAIS RANGEL

REMOTE VOTING PERSONS

PER VALUE FUNDO DE INVESTIMENTO EM AÇÕES; CORNELL UNIVERSITY; CITY OF FRESNO RETIREMENT SYSTEM; BERNSTEIN DEL BUS TRUST,EMERG.MKTS SER.; ASCENSION HEALTH MASTER PENSION TRUST; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; AB FCP II - EMERGING MARKETS VALUE PORTFOLIO; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; IBM 401 (K) PLUS PLAN; IRISH LIFE ASSURANCE PLC; MANAGED PENSION FUNDS LIMITED; MARYLAND STATE RETIREMENT AND PENSION SYSTEM; NORGES BANK; ONTARIO TEACHERS PENSION PLAN BOARD; PRUDENTIAL TRUST COMPANY; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; STATE OF IND PUBLIC EMPL RET FUND; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; ST LT DEP SCOTTISH WIDOWS TRKS EMG MKT FUN; STICHTING PHILIPS PENSIOENFONDS; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT ALLOWANCES; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; THE EMERGING M.S. OF THE DFA I.T.CO.; VANGUARD INVESTMENT SERIES PLC; ACADIAN EMEMRGING MARKETS EQUITY FUND; STATE OF NEW JERSEY COMMON PENSION FUND D; BELL ATLANTIC MASTER TRUST; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; FLORIDA RETIREMENT SYSTEM TRUST FUND; PANAGORA GROUP TRUST; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; ROCKFELLER BROTHERS FUND; SANFORD C.BERNSTEIN FUND, INC.; ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; STATE OF WISCONSIN INVT. BOARD MASTER TRUST; THE

FIRST CHURCH OF CHRIST SCIENT B MASS; THE PENSION RESERVES INVESTMENT MANAG.BOARD; GMAM GROUP PENSION TRUST II; LEGG MASON GLOBAL FUNDS PLC; NEW ZEALAND SUPERANNUATION FUND; WHEELS COMMON INVESTMENT FUND; AMERICAN HONDA MASTER RETIREMENT TRUST; CATERPILLAR INC MASTER RETIREMENT T; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; BP PENSION FUND; STATE STREET C S JERSEY L T O T COSM I F; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; ILLINOIS MUNICIPAL RETIREMENT FUND; UTAH STATE RETIREMENT SYSTEMS; PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP; CHEVRON MASTER PENSION TRUST; EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; CMLA INTERNATIONAL SHARE FUND; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; DUNHAM INTERNATIONAL STOCK FUND; VICTORIAN FUNDS MAN C A T F V E M T; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; GMI INVESTMENT TRUST; INTERNATIONAL EQUITY FUND; IBM DIVERSIFIED GLOBAL EQUITY FUND; ISHARES PUBLIC LIMITED COMPANY; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NORTHERN TRUST LUXEMBOURG MGMT CO SA ON BEHALF OF UNIVEST; THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; PARAMETRIC EMERGING MARKETS FUND; MGI FUNDS PLC; CHEVRON UK PENSION PLAN; COMMONWEALTH BANK GROUP SUPER; ALASKA COMMON TRUST FUND; ISHARES MSCI BRAZIL ETF; TIFF MULTI-ASSET FUND; ALLIANCEBERNSTEIN COLLECTIVE INVESTMENT TRUST SERIES; ISHARES II PUBLIC LIMITED COMPANY; CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD; SUNSUPER SUPERANNUATION FUND; JOULE FUNDO DE INVESTIMENTO EM ACOES; DEUTSCHE LATIN AMERICA EQUITY FUND; GMAM INVESTMENT FUNDS TRUST; THE TEXAS EDUCATION AGENCY; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; PIMCO FUNDS GLOBAL INVESTORS SERIES PLC; GLOBAL OPPORTUNITIES UCITS UMBRELLA FUND PLC/GLOBAL OPP FUND; FUTURE FUND BOARD OF GUARDIANS; TRILOGY INVESTMENT FUNDS PLC; BLUE CROSS AND BLUE SHIELD OF KANSAS INC.; STICHTING BEDRIJFSPENS ZORGVERZEKERAARS; IVESCO FTSE RAFI EMERGING MARKETS ETF; NORTHERN TRUST INVESTIMENT FUNDS PLC; ISHARES MSCI BRIC ETF; PEOPLE S BANK OF CHINA; PUBLIC SECTOR PENSION INVESTMENT BOARD; OPPORTUNITY THESIS MASTER FIM; THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK; INVESCO DWA EMERGING MARKETS MOMENTUM ETF; EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND; CASEY FAMILY PROGRAM; STICHTING PENSIOENFONDS UWV; ADVANCED SERIES TRUST - AST PARAMETRIC EME PORTFOLIO; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; GMAM GROUP PENSION TRUST III; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; ISHARES III PUBLIC LIMITED COMPANY; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING; OPPORTUNITY LOGICA MASTER FIA; AMERICAN HEART ASSOCIATION, INC.; PICTET GLOBAL SELECTION FUND - G G M FUND; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH GLOBAL SHARE FUND 23; GAM MULTISTOCK; TRUST CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; BELLSOUTH CORPORATION RFA VEBA TRUST; HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO; WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST; XEROX CORPORATION RETIREMENT SAVINGS PLAN; STICHTING PGGM DEPOSITARY; ARIZONA PSPRS TRUST; KAISER PERMANENTE GROUP TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; SCHWAB EMERGING MARKETS EQUITY ETF; LACM EMERGING MARKETS FUND L.P.; ISHARES MSCI EMERGING MARKETS ETF; THE MASTER T B J, LTD AS T OF DAIWA BRAZIL STOCK OPEN-RIO WI; TRUST CUSTODY SERVICES BANK, LTD.RE: BRAZIL INFRASTRUCTURE; BNY MELLON TR DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK); POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF; HPE COMMON CONTRACTUAL FUND; UAW RETIREE MEDICAL BENEFITS TRUST; COMMONWEALTH EMERGING MARKETS FUND 6; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL INFRA; FIRST TRUST BICK INDEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; MACQUARIE INV MANAG LTD AS RESP ENT FOR ARROWST EM MKTS FD; ARROWSTREET GLOBAL EQUITY FUND; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS

EQUITY I F; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F; HSBC EMERGING MARKETS POOLED FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; BERESFORD FUNDS PUBLIC LIMITED COMPANY; TYCO ELETRONICS RETIREMENT SAVINGS INVESTMENT PLAN TRUST; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; SSGA SPDR ETFS EUROPE I PLC; EUROPEAN CENTRAL BANK; ADVISER MANAGED TRUST - TACTICAL OFFENSIVE EQUITY FUND; EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD; TEXAS MUNICIPAL RETIREMENT SYSTEM; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; AB SICAV I - EMERGING MARKETS MULTI-ASSET PORTFOLIO; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI ACWI ETF; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; AB CAP FUND, INC. - AB EMERGING MARKETS MULTI-ASSET PORT; EMPLOYEES RETIREMENT SYSTEM OF TEXAS; NGS SUPER; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND; ISHARES MSCI BRAZIL UCITS ETF USD (ACC); ARROWSTREET US GROUP TRUST; INVESCO SP EMERGING MARKETS MOMENTUM ETF; PRAMERICA FIXED INCOME FUNDS PLC; MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO; MERCER EMERGING MARKETS EQUITY FUND; MERCER QIF FUND PLC; USAA MASTER TRUST (PENSION RSP); K INVESTMENTS SH LIMITED; ASCENSION ALPHA FUND, LLC; COMMONWEALTH SUPERANNUATION CORPORATION; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; DOW RETIREMENT GROUP TRUST; WATER AND POWER EMPLOYEES RETIREMENT PLAN; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; VICTORIAN SUPERANNUATION FUND; ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - A I ALL-C P S; CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; BLACKROCK GLOBAL INDEX FUNDS; THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; ST STR RUSSELL RAFI GLOBAL EX-U.S INDEX NON LEN COMMON TR F; PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD; THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PL; ADVANCED SERIES TRUST - AST AQR EMERGING MARKETS EQUITY PORT; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR; THE BUNTING EMERGING EQUITY TE LIMITED LIABILITY COMPANY; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET; INVESCO MSCI EMERGING MARKETS EQUAL COUNTRY WEIGHT ETF; QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; ARR. CAP. IRE. LTD FAOBO ARR. GL. EQ. (GBP) CCF, A SF OACCF; STATE STREET IRELAND UNIT TRUST; GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND; THE BUNTING FAMILY EMERGING EQUITY LIMITED LIABILITY COMPANY; MAINSTAY MACKAY EMERGING MARKETS EQUITY FUND; KOPERNIK GLOBAL ALL CAP FUND; SPDR SP EMERGING MARKETS FUND; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; AQUILA EMERGING MARKETS FUND; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; INTERVENTURE EQUITY INVESTMENTS LIMITED; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE M-S P; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F; SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY; STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO; THE TIFF KEYSTONE FUND, L.P.; PGIM FUNDS PUBLIC LIMITED COMPANY; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L; AMERICAN CENT STRAT ASSET ALLOC INC MULTI-ASS INC FUND; ACADIAN EMERGING MARKETS ALPHA PLUS FUND TRUST; CATHOLIC INVESTOR INTERNATIONAL EQUITY FUND; ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I; ARROWSTREET (CANADA) GLOBAL WORLD ALPHA EXTENSION FUND I; GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; GLOBAL DISCIPLINED EQUITY PRIVATE FUND, LLC; KOPERNIK INTERNATIONAL FUND; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; COLONIAL FIRST STATE INVESTMENT FUND 10; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA E FUND LIMITED; CATHOLIC ENDOWMENT FUND, LP; FSS EMERGING MARKET EQUITY TRUST; ARROWSTREET

COLLECTIVE INVESTMENT TRUST; AB INTERNATIONAL STRATEGIC EQUITIES SERIES; LACM EMII, L.P.; SEGALL BRYANT HAMILL EMERGING MARKETS FUND; GUIDEMARK EMERGING MARKETS FUND; NORTHERN TRUST UCITS FGR FUND; BERNSTEIN FUND, INC. - INTERNATIONAL STRATEGIC EQUITIES PORT; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I; FIRST TRUST RIVERFRONT DYNAMIC EMERGING MARKETS ETF; GAM STAR FUND PLC; KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP; KOPERNIK GLOBAL REAL ASSET FUND, LP; SYMMETRY COMPREHENSIVE EQUITY FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND; ACADIAN COLLECTIVE INVESTMENT TRUST; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD; ISHARES IV PUBLIC LIMITED COMPANY; AQR EMERGING EQUITY EDGE FUND, L.P.; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA E. M. E. FUND; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; CCL Q GLOBAL EQUITY MARKET NEUTRAL MASTER FUND LTD.; CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; OPPENHEIMER EMERGING MARKETS REVENUE ETF; OPPENHEIMER GLOBAL REVENUE ETF; STICHTING BLUE SKY PASSIVE EQUITY EMERGING MARKETS GLOBAL FU; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; THE COMMONWEALTH FUND; CADENCE GLOBAL EQUITY FUND L.P.; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; OPPORTUNITY FI EM ACOES BDR NIVEL I INVESTIMENTO NO EXTERIOR; LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; VIRTUS GLOVISTA EMERGING MARKETS ETF; USAA MSCI EMERGING MARKETS VALUE MOMENTUM BLEND IN; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; MERCER EMERGING MARKETS FUND; RBC EMERGING MARKETS VALUE EQUITY FUND; PFM MULTI-MANAGER SERIES TRUST - PFM MULTI-MANAGER; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; NEW CHURCH INVESTMENT FUND; ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN); SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; BRIDGEWATER PURE ALPHA STERLING FUND, LTD.; FIDELITY SALEM STREET TRUST: FIDELITY ZERO INTERNA; INVESCO STRATEGIC EMERGING MARKETS ETF; BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD.; BRIDGEWATER PURE ALPHA TRADING COMPANY LTD.; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; KOPERNIK GLOBAL COLLECTIVE INVESTMENT TRUST; SYMMETRY PANORAMIC GLOBAL EQUITY FUND; SYMMETRY PANORAMIC INTERNATIONAL EQUITY FUND; ELEMENTS EMERGING MARKETS PORTFOLIO; ARROW DWA COUNTRY ROTATION ETF; BONSUCEX HOLDING S.A.; SILVIO TINI DE ARAUJO; FNAF FUNDO DE INVESTIMENTO EM ACOES; NAF ENIGMA FUNDO DE INVESTIMENTO EM ACOES; CAIXA VINCI VALOR DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES; FUNDO DE INVESTIMENTO EM ACOES MISTYQUE; VINCI GAS DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES; FUNDO DE INVESTIMENTO EM ACOES VINHEDO; FIA SABESPREV VINCI GAS DIVIDENDOS BDR NIVEL I; VINCI GAS SELECAO DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES; ANDRE MONDAINE RODRIGUES

CLÁUDIA LEITE TEIXEIRA CASIUCH
Secretary

EXMO. SR. PRESIDENTE DA ASSEMBLEIA GERAL ORDINÁRIA DE CENTRAIS ELÉTRICAS BRASILEIRAS S/A. - ELETROBRAS

Os acionistas **FIA DINÂMICA FUNDO DE INVESTIMENTOS EM AÇÕES e BANCO CLASSICO**, por seu representante infra assinado e na qualidade de acionistas minoritários portadores de ações ordinárias de emissão da companhia, vêm à presença da V. Sa. para formalmente retirar a candidatura do Sr. José Pais Rangel, hoje apresentada em Assembleia, ao cargo de Conselheiro de Administração, o que fazem em virtude das exigências de documentação que lhe foram apresentadas neste ato, as quais não reúnem condições de prazo e disponibilidade para atender no decorrer dessa Assembleia Geral, muito embora entendam os acionistas que seu candidato reúne as condições de elegibilidade para o referido cargo, até porque é ele atualmente Conselheiro de Administração da Companhia.

Outrossim, dada a inexistência nesta assembleia geral de candidatura patrocinada pelos acionistas acima nominados, manifestam também a ausência de interesse na realização da eleição por processo de voto múltiplo, pelo que retiram o requerimento nesse sentido apresentado.

Posto isso, fazem lavrar a presente declaração cujo recebimento, autenticação e numeração pela mesa diretora dessa assembleia geral ora requer, devendo o mesmo ser arquivado perante a companhia e, para todos os fins integrar a ata a ser lavrada.

Brasília, 29 de abril de 2019.

Rodrigo de Mesquita Pereira
OAB/SP nº 94.005

Associação dos Empregados da Eletrobrás

DECLARAÇÃO DE VOTO

59ª Assembleia Geral Ordinária

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Companhia aberta)

CNPJ. nº 00.001.180/0001-26

NIRE: 53300000859

Data: 29 de abril de 2019, às 14 horas.

Local: Sede da Companhia, em Brasília, Distrito Federal, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6º andar, parte, Ed. Venâncio 3000, Asa Norte, CEP 70716-90.

Acionista: ASSOCIAÇÃO DOS EMPREGADOS DA ELETROBRAS – AEEL.

A Associação dos Empregados da Eletrobras – AEEL, CNPJ nº 28.015.840/0001-47, acionista das Centrais Elétricas Brasileiras S.A – Eletrobras, nos termos do parágrafo 3º do artigo 41 do Estatuto Social da Companhia, apresenta as seguintes DECLARAÇÕES DE VOTO para ordem do dia da 59ª AGO:

Ordem do Dia da 59ª AGO	APROVAR	REJEITAR	ABSTER-SE
1. Tomar as contas dos Administradores, examinar, discutir e votar o Relatório da Administração e as Demonstrações Financeiras Completas da Companhia relativas ao exercício social findo em 31 de dezembro de 2018;	APROVAR com ressalva (i)		
2. Deliberar sobre a proposta da administração da Companhia para destinação do resultado relativo ao exercício social findo em 31 de dezembro de 2018;	APROVAR com ressalva (ii)		
3. Eleger os seus membros do Conselho de Administração da Companhia e designar, dentre os membros eleitos, o Presidente;		REJEITAR fundamentação (iii)	
4. Eleger os membros do Conselho Fiscal e respectivos suplentes; e	APROVAR		
5. Fixar a remuneração global dos Administradores e membros do Conselho Fiscal da Companhia e dos membros do Comitê Estatutário de Auditoria e Risco.		REJEITAR fundamentação (iv)	

Ressalva (i):

Considerando os dados analisados, para que **CONSTE NA ATA DESTA AGO,** registramos os pontos abaixo, destacando os trechos realçados em amarelo:

- *Encerra 2018 com um Caixa consolidado de R$ 2,1 bilhões.*
- *No entanto, na 170ª AGE foi aprovada a assunção de dívidas das distribuidoras privatizadas no montante de R$ 19,7 bilhões.*
- *A dívida bruta passou de R$ 45,5 bilhões para R$ 54,8 bilhões.*

Associação dos Empregados da Eletrobrás

DECLARAÇÃO DE VOTO

- *Amortização de Dívidas (R$ 5,2 bilhões) representa 72% do orçamento de capital para 2019.*

ANEXO 7 - Comentários dos Administradores sobre a situação financeira da Companhia, nos termos da Seção 10 do Formulário de Referência.

Em 2018, a Eletrobras colheu os frutos do trabalho que vem realizando desde 2016 para reduzir os sucessivos prejuízos financeiros, a baixa capacidade de investimento e a dificuldade de captação de recursos. A crise profunda que a empresa atravessou está superada. O valor de mercado da companhia saltou de R$ 9 bilhões, no início de 2016, para mais de R$ 33 bilhões em 2018, chegando a R$ 50 bilhões em fevereiro de 2019 (p.68).

Este novo momento da companhia está simbolicamente representado pela modernização de sua estrutura operacional e pelas novas instalações. Pela primeira vez em 56 anos de história, o escritório central da Eletrobras, no Rio de Janeiro, está concentrado em um único prédio, proporcionando economia de custos e sinergia de trabalho. Em apenas dois programas — Centro de Serviços Compartilhados e Sistema de Gestão Integrada —, a padronização e otimização de processos foi obtida uma economia anual estimada da ordem de R$ 723 milhões. Com os programas de desligamento de empregados em 2018, houve uma economia de R$ 309 milhões, e novos programas de demissões incentivadas continuarão em 2019 (p.68).

Com relação à evolução da dívida líquida, nota-se a ocorrência de um aumento passando de um montante de R$20,3 bilhões em 31 de dezembro de 2017 para R$28,09 bilhões em 31 de dezembro de 2018. Em 2018, a Companhia, conforme deliberação da 170ª Assembleia Geral Extraordinária, assumiu cerca de R$ 5.677 milhões de dívidas das distribuidoras privatizadas e já transferida pela Eletrobras, conforme Nota explicativa das Demonstrações Financeiras (p.69).

Além disso, com a desconsolidação das distribuidoras privatizadas, cerca de R$ 2 bilhões se tornaram recebíveis a serem pagos por estas companhias pertencentes agora a outro grupo controlador (p.71).

Desta forma, embora não se trate de dívida ou recebíveis novos, em termos de impacto no resultado consolidado da Companhia, o modelo de privatização das distribuidoras, com assunção de dívidas e recebíveis, impactou substancialmente a dívida líquida da Companhia (p.71).

Há de se destacar, como mencionado anteriormente, a projeção do caixa de 2019 não considera o ingresso de recursos provenientes dos créditos recebidos das empresas distribuidoras, devido a grande incerteza quanto às condições e data de início do recebimento destes créditos. A não materialização do recebimento, no exercício de 2019, dos créditos transferidos das empresas distribuidoras é um importante fator restritivo e que afeta a capacidade financeira da Companhia, para poder pagar um valor maior de dividendos aos seus acionistas (p.72).

A diretoria da Companhia entende que a Eletrobras apresentou, até 31 de dezembro de 2018, condições financeiras e patrimoniais para honrar seus compromissos financeiros mediante o uso combinado de seu fluxo de caixa operacional, do recebimento de todas as indenizações já aprovadas pelo poder concedente em decorrência da Lei nº 12.783/2013 e de recursos provenientes de empréstimos, financiamentos e outras captações já contratados e que poderiam vir a ser contratados em caso de necessidade (p.72).

Associação dos Empregados da Eletrobrás

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Os fluxos de caixa das atividades operacionais têm se mostrado suficientes para atender às necessidades operacionais e de investimentos de capital da Eletrobras para os períodos analisados (p.116).

ANEXO 8 - Proposta de Orçamento de Capital

O Orçamento de Capital da ELETROBRAS foi aprovado pelo Decreto 9.611 de 14.12.2018 e pela Lei Orçamentária Anual nº 13.808 de 15.01.2019. Compõem o orçamento de Capital da Companhia os itens a seguir descritos:

PDG 2019

Orçamento de Capital Eletrobras Holding	Valores em Reais
Investimento Direto	38.958.210
Inversões Financeiras	143.984.702
Amortização de Dívidas	5.204.663.413
Outros Dispêndios de Capital	1.825.116.000
Total	7.212.722.325

ANEXO 9 - Destinação do Lucro Líquido

Sobre os dividendos a serem declarados incidirá atualização monetária baseada na variação da Taxa SELIC, incidente *pro-rata temporis* a partir de 1º de janeiro de 2019 até a data do efetivo início do pagamento, cuja definição ocorrerá por meio de deliberação dos acionistas da Companhia a ser tomada na Assembleia Geral Ordinária a ser realizada em 29 de abril *de* 2019 (p. 161).

A Companhia encerrou 31 de dezembro de 2018 com um caixa de R$ 1.607.488 na holding e cerca de R$ 2.143.440 em termos consolidados.

Entretanto, a Companhia, por deliberação da 170ª Assembleia Geral Extraordinária, assumiu/assumirá cerca de R$19,70 bilhões de dívidas das distribuidoras privatizadas pela Eletrobras, por meio da frustração do recebimento de valores relativos a contratos de mútuos firmados com tais distribuidoras, que deverão ser capitalizados, ou mesmo da assunção de dívidas perante terceiros.

Em razão desta assunção de dívida, a dívida bruta da Companhia passou a R$ 54,8 bilhões, em 31 de dezembro de 2018.

Além disso, a Companhia possui obrigações financeiras junto a instituições financeiras e vencimento dos bônus emitidos no exterior, este último no valor de U$ 1 bilhão em 2019 e de U$ 1,75 bilhão em 2021 (p.164).

Ressalva (ii):

Para que conste na ata desta AGO, registramos o trecho do parecer solicitado pela Centrais Elétricas Brasileiras S.A. – Eletrobras e elaborado por Nelson Eizirik, no que concerne ao Anexo 11 da Proposta de Administração: PARECER RETENÇÃO ESPECIAL DE DIVIDENDOS

> "*Ao justificar tais destinações, a administração da Eletrobras deve demonstrar que a Companhia não tem condições financeiras de distribuir integralmente o dividendo obrigatório e, muito menos, de pagar qualquer dividendo adicional, de modo que, com tal medida, a*

Associação dos Empregados da Eletrobrás

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Companhia não está simplesmente destinando para investimentos ou outros objetivos um caixa que deveria ter sido utilizado para o pagamento integral do dividendo obrigatório.

É o nosso parecer.

Rio de Janeiro, 26 de março de 2019.

Nelson Eizirik"

FUNDAMENTAÇÃO (iii):

Consignamos este voto em ata, da mesma forma que já nos manifestamos e continuaremos expondo nossa posição para entidades como Comissão de Valores Mobiliários – CVM, Ministério de Minas e Energia, Comissão de Ética Pública, dentre outras instituições de controle.

No que tange a aprovação dos conselheiros para o próximo mandato, nos manifestamos da seguinte forma:

Mauro Cunha

Votamos contra a nomeação deste conselheiro, haja vista o nítido conflito de interesse decorrente de sua atuação simultânea como Conselheiro da Eletrobras (com comando do Comitê de Auditoria Estatutário) e presidente da Associação de Investidores no Mercado de Capitais - AMEC. A AMEC reúne 60 investidores institucionais, locais e estrangeiros, que possuem mandatos de investimento no mercado brasileiro de ações de aproximadamente R$ 700 bilhões (ver site AMEC).

Tendo em vista a necessidade de tratamento isonômico a todos os investidores, base da legislação brasileira de mercado de capitais, a sua função de representação e porta voz de interesses coletivos de um seleto grupo, o coloca numa situação grave de conflito, haja vista o seu acesso a informação privilegiada. Vale frisar que a Eletrobras tem milhares de investidores pessoas físicas e investidores institucionais que merecem ser tratado com igualdade.

Somos contra a sua permanência no Comitê de Auditoria Estatutário, haja vista que o Comitê trata, dentre diversos assuntos, de temas relacionados a Previdência Complementar e o sr. Mauro Cunha é porta voz da AMEC que conta com diversos fundos de previdência no seu quadro associativo.

Ao fazer o cruzamento da sua nomeação pela União e o Estatuto Social da AMEC, fica nítido o conflito de interesse e o paradoxo de ser nomeado por um investidor controlador, que segundo finalidade da AMEC, deve ser relegado a um segundo plano, enquanto o interesse de minoritários assume um caráter prioritário.

Associação dos
Empregados da Eletrobrás

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> *A AMEC atuará com a finalidade precípua de promover ações para o desenvolvimento do mercado de capitais no Brasil, de estimular as boas práticas de governança corporativa, de* ***defender os direitos e interesses de investidores no mercado brasileiro de capitais, em especial de investidores detentores de ações não integrantes do bloco de controle de companhias abertas ou outros valores mobiliários,*** *bem como promover a colaboração com a atividade dos gestores de fundos de investimentos (Estatuto Social AMEC)*

A AMEC recebe contribuições generosas de seus associados. Os associados da AMEC são os fundos/entidades: 3G Radar, Aberdeen, Artisan, Atmos, AZQuest, BB DTVM, BlackRock, BNDESPar, Bozano, Bradesco DTVM, Brasil Capital, BTG Pactual, Deutsche Bank, Fator, Franklin Templeton, Gap Prudential, Geração Futuro, Itaú, JGP, Leblon Equities, Mauá Capital, Newfoundland, Onyx, Opportunity, Robeco, Santander, SPX Equities, Squadra, T. Rowe Price, UBS, Votorantim, XP, dentre outros. Vários destes associados financiadores da AMEC são acionistas da Eletrobras e de concorrentes da Eletrobras no setor elétrico brasileiro, o que potencializa o conflito de interesse desta nomeação e o risco de acesso a informação reservada. Deixamos claro: vários associados da AMEC tem ações de concorrentes da Eletrobras nos segmentos de geração, transmissão e comercialização de energia!

Na Petrobras, Mauro Cunha foi indicado pelos fundos Aberdeen do Brasil Gestão de Recursos, APG Asset Management, British Columbia Investment Management Corporation., AMUNDI Asset Management, MN Services N.V., USS Investments Management, Hermes Equity Ownership Services Limited, F&C Management Limited, State of Board of Administration of Florida além de BRAM – Bradesco Asset Mangement S.A (ver lista de candidatos no site da Petrobras). Neste caso, consideramos que não havia conflito de interesse pois sua eleição foi prerrogativa do sufrágio dos minoritários.

Ao ser nomeado em vaga da União, os empregados da Eletrobras consideram um claro descumprimento da lei de conflito de interesse 12.813/13 (artigos 3,4 e 5) e Lei das Estatais 13303/16 (artigo 17), haja vista os seus fortes vínculos com seleto grupo de investidores que operam no mercado de capitais do Brasil, simultaneamente a sua nomeação pela União, cujo nomeado para posição desta natureza está sujeito a obrigações claramente tipificadas na legislação brasileira.

A leitura do artigo 36 do Estatuto Social (Anexo E) deixa claro as 55 atribuições do Conselho, destacando os seguintes temas de deliberação: organização de empresas subsidiárias; constituição de consórcios empresariais ou participação em sociedades, acordos de acionistas, política de concessão de empréstimos e de financiamentos, contratos, convocação de assembleias; distribuição de encargos

Associação dos Empregados da Eletrobrás

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entre os integrantes da Diretoria Executiva, proposições à Assembleia Geral sobre aumento de capital, a emissão de ações, bônus de subscrição e debêntures da Eletrobras, negociação de ações ou debêntures, eleição e destituição dos diretores, supervisão dos sistemas de gestão de riscos, controles internos e conformidade, aprovação dos relatórios da administração, atribuições da Auditoria Interna, da Ouvidoria e da Secretaria de Governança, estabelecimento das diretrizes fundamentais de organização administrativa da Eletrobras, declaração de dividendos intermediários e sobre o pagamento de juros sobre o capital próprio, aprovação do Plano Estratégico e o Plano Diretor de Negócios e Gestão, orçamento anual da Eletrobras, aprovação dos Contratos de Metas de Desempenho Empresarial – CMDE, políticas e diretrizes sobre transações e celebrações de contratos de compra e venda de energia elétrica da Eletrobras, projetos de investimento, avaliação de desempenho dos administradores, Política de Indicação, constituição de subsidiárias, dentre outros temas extremamente estratégicos.

É necessário que o controlador exerça a sua posição de controle e não terceirize a sua representação para um presidente de associação que congrega interesses coletivos estatutários de um seleto grupo de investidores minoritários que financiam esta entidade (ver Estatuto Social da AMEC e Estatuto Social da Eletrobras).

As fontes de recurso da entidade que o sr. Mauro preside estão dispostas a seguir:

> *Artigo 6º - As fontes de recursos para manutenção da Associação são:*
>
> *a) contribuições dos Associados, fixadas pelo Conselho Deliberativo;*
>
> *b) receitas provenientes da organização de eventos, prestação de serviços ou venda de produtos, publicações ou de distribuição de dividendos de participação que detiver em qualquer sociedade empresária; e*
>
> *c) doações, legados e contribuições de qualquer pessoa física ou jurídica.*
>
> *(Estatuto Social AMEC)*

O fato da AMEC receber dinheiro de fundos de investimento amplifica o conflito de interesse em tela. O parágrafo de Associados também demonstra a potencialização do conflito de interesse, como exposto a seguir:

> *CAPÍTULO II*
>
> *Dos Associados*

Associação dos Empregados da Eletrobrás

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Artigo 7º- Poderão ingressar na Associação, na qualidade de Associados, as pessoas jurídicas de direito público ou privado, nacionais ou estrangeiras, que administrem ou façam a gestão profissional de recursos de terceiros ou proprietários, bem como investidores institucionais e clubes de investimento.(...)

Parágrafo Terceiro: Os Associados Efetivos serão classificados em uma das seguintes categorias:

Categoria A: Instituições Financeiras gestoras de recursos

Categoria B: Gestores Independentes de Recursos

Categoria C: Entidades Fechadas de Previdência Complementar – EFPC –

Categoria D: Investidor Estrangeiro

(Estatuto Social AMEC)

As atribuições da Diretoria Executiva da AMEC (o sr. Mauro é presidente) deixam claro que este não é um "conselheiro independente", na medida em que pauta suas atuações para representar os interesses coletivos e convergente dos associados da AMEC.

CAPÍTULO IV

Da Diretoria Executiva

Artigo 20º - A Diretoria Executiva será composta por um Presidente Executivo e 6 Vice-presidentes titulares, eleitos pelo Conselho Deliberativo, para mandato de 2 (dois) anos, permitida a recondução.

(...)

Parágrafo Primeiro: Compete à Diretoria Executiva:

a) administrar a Associação, dando execução às diretrizes e políticas definidas pelo Conselho Deliberativo;

b) executar a gestão administrativa e financeira da Associação de acordo com as diretrizes fixadas pelo Conselho Deliberativo;

c) apresentar projetos e programas, visando à consecução dos objetivos e finalidades pretendidas pela Associação.

Parágrafo Segundo: ***O Presidente Executivo tem as seguintes atribuições:***

Associação dos Empregados da Eletrobras

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a) representar, isoladamente, a Associação judicial e extrajudicialmente: (...)

c) ser o porta-voz da Associação, podendo fazê-lo em conjunto com um dos Vice- Presidentes especialmente designado pelos demais integrantes da Diretoria Executiva;

(Estatuto Social AMEC)

A leitura das atribuições do Comitê de Auditoria Estatutário da Eletrobras (CAE) deixa claro o risco de se colocar um conselheiro "porta voz" de interesses coletivos de 60 fundos que tem mais de R$ 700 bilhões em ações, enquanto a Eletrobras tem milhares de investidores pessoa física e jurídica que devem ser tratados com isonomia. Vejam as atribuições do CAE presidido pelo senhor Mauro Cunha:

Em relação a Demonstrações Financeiras

i. Supervisionar as atividades dos auditores independentes e avaliar sua independência, a qualidade dos serviços prestados e a adequação de tais serviços às necessidades da empresa;

ii. Opinar sobre a contratação e a destituição de auditor independente, segundo as normas e a legislação vigente;

iii. Supervisionar as atividades desenvolvidas na área de elaboração das demonstrações financeiras da Companhia;

iv. Discutir com a Diretoria Executiva da Eletrobras ("Diretoria" ou "DEE") e os auditores independentes o resultado do exame das demonstrações contábeis e outras questões significativas que possam afetar a confiabilidade dessas demonstrações;

v. Monitorar a qualidade e a integridade dos mecanismos de controles internos, das informações trimestrais, das demonstrações intermediárias e financeiras da Companhia e das informações e medições divulgadas com base em dados contábeis ajustados e em dados não contábeis que acrescentem elementos não previstos na estrutura dos relatórios usuais das demonstrações financeiras;

vi. assessorar o Conselho na análise das demonstrações financeiras consolidadas anuais e trimestrais, preparadas de acordo com as práticas internacionais de contabilidade (IFRS), quanto a sua conformidade às exigências legais e regulatórias e ao adequado retrato da situação econômico-financeira da Companhia, para arquivamento na Comissão de Valores Mobiliários — CVM , na Securities and Exchange Commission — SEC;

Em relação a Controles Internos e Auditoria Interna

vii. Monitorar a qualidade e integridade dos mecanismos de controles internos e supervisionar as atividades desenvolvidas nas áreas de controles internos e de auditoria interna;

Associação dos Empregados da Eletrobrás

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viii. Analisar o relatório de recomendação elaborado pelos Auditores Independentes e Órgãos de Controle, bem como os relatórios sobre controle interno relacionado aos aspectos financeiros, contábeis, legais e éticos, elaborados pela Auditoria Interna, e acompanhar o cumprimento, pela DEE, das recomendações respectivas, incluindo-se as elaboradas pelo CAE;

ix. Avaliar o Plano Anual de Atividades da Auditoria Interna (PAINT), o Relatório Anual de Atividades da Auditoria Interna (RAINT), o orçamento e as propostas de fixação das atribuições e de regulamentação do funcionamento da Auditoria Interna;

Em relação a Gestão de Riscos

x. Avaliar e monitorar a exposição ao risco da Companhia e requerer, entre outras, informações detalhadas sobre políticas e procedimentos referentes a:

- segurança da informação e política de preservação de dados;
- financiamento anual;
- utilização dos ativos da Companhia;
- remuneração da administração;
- despesas incorridas em nome da Companhia;

xi. assessorar o Conselho no estabelecimento de políticas relativas à avaliação e gerenciamento de riscos;

Em relação a Conformidade

xii. Acompanhar a implantação e execução do Programa de Integridade das empresas Eletrobras, recomendar melhorias e avaliar a efetividade dos sistemas de controle interno, avaliando-se os relatórios correlatos destinados ao CA;

xiii. Comunicar ao CA a existência ou as evidências de erro ou fraude representadas por:

- inobservância de normas legais e regulamentares que coloquem em risco a continuidade da instituição;
- fraudes de qualquer valor perpetradas por dirigentes estatutários da Instituição;
- fraudes relevantes perpetradas por colaboradores da Companhia ou terceiros;
- erros que resultem em incorreções relevantes nas demonstrações contábeis da Companhia.

Em relação a Ouvidoria e Canal de Denúncias

xiv. Receber, reter e determinar o processamento de denúncias sobre questões contábeis, de controles internos ou de auditoria, bem como denúncias, inclusive sigilosas, internas e externas à Companhia, em matérias relacionadas ao escopo de suas atividades, além de ser responsável por opinar sobre procedimentos internos relativos a tais matérias, incluindo-se a proteção do prestador da informação, como anonimato e garantia da confidencialidade;

Associação dos Empregados da Eletrobrás

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xv. Receber e analisar informações da Diretoria Executiva, da auditoria independente e da auditoria interna sobre as deficiências nos controles internos, divulgação de informações financeiras e fraudes que envolvam administradores ou empregados, recomendando as medidas cabíveis;

xvi. avaliar os relatórios relativos às atividades da Ouvidoria;

Em relação a Previdência Complementar

xvii. Avaliar, com o apoio do Conselho Fiscal, a razoabilidade dos parâmetros em que se fundamentam os cálculos atuariais, bem como o resultado atuarial dos planos de benefícios mantidos pelas entidades fechadas de previdência complementar patrocinadas e/ou mantidos pela Eletrobras;

Em relação a Transações com Partes Relacionadas

xviii. Avaliar e monitorar, em conjunto com a administração e as áreas de auditoria interna e de contabilidade, a adequação e a divulgação das transações com partes relacionadas, bem como analisar previamente as transações de alçada de competência do Conselho que envolvam a Eletrobras e a União, suas autarquias e fundações, e que atendam aos critérios de materialidade estabelecidos na Instrução CVM n.o 480/09, nos termos da Política de Transações com Partes Relacionadas;

Em relação a Regulatório

xix. Acompanhar, com o apoio do Conselho Fiscal, no âmbito das atribuições do CAE, mudanças no cenário regulatório e de riscos ambientais e de pessoas relacionados aos empreendimentos da Companhia e de suas controladas, a atuação dos órgãos reguladores e de fiscalização em temas relevantes, gestão das demandas e sanções oriundas de agente regulador e as informações, comunicações e relatórios a eles endereçados, a gestão de demandas e processos administrativos em curso, a evolução dos passivos contingentes (cível, trabalhista, tributário, ambiental, dentre outros), o risco de perda e as medidas de natureza jurídicas adotadas pela empresa;

Em relação a Operações Societárias

xx. Acompanhar, no âmbito das atribuições do CAE, operações societárias de fusão, incorporação, cisão envolvendo a Eletrobras e suas controladas;

xxi. Acompanhar, no âmbito das atribuições do CAE, a elaboração e execução de planos de investimento e de desinvestimento da Companhia e de suas controladas;

Em relação a Gestão Financeira

xxii. Avaliar o Plano de Negócios e Gestão e demais Planos da Companhia de competência do CA, sob os pontos de vista da sua financiabilidade e da disciplina na alocação de capital;

xxiii. Avaliar as políticas financeiras da Companhia, acompanhar sua implantação e recomendar eventuais ajustes;

xxiv. Avaliar o orçamento anual e acompanhar sua execução financeira;

Associação dos Empregados da Eletrobrás

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xxv. Acompanhar a execução financeira dos projetos de capital e a sua aderência aos valores orçados;

xxvi. Analisar e emitir recomendações sobre a remuneração dos acionistas, bem como sua consistência com as políticas existentes sobre dividendos e a estrutura de capital e de fluxo de caixa livre;

Em relação a Contingências

xxvii. Verificar a adequação das provisões contábeis em relação à opinião da área jurídica;

xxviii. Acompanhar a gestão dos passivos relacionados a empréstimos compulsórios;

Em relação à sua própria Governança

xxix. Estabelecer cronograma e plano de trabalho para seu funcionamento e submetê-los, bem como as respectivas alterações, à aprovação do CA;

xxx. Elaborar relatório anual com informações sobre as atividades, os resultados, as conclusões e as suas recomendações, e registrar, se houver, as divergências significativas entre administração, auditoria independente e o CAE em relação às demonstrações financeiras;

xxxi. Recomendar a correção ou aprimoramento de políticas, práticas e procedimentos identificados no âmbito de suas atribuições;

xxxii. Realizar a avaliação formal, em base anual, dos gestores titulares da auditoria interna e da ouvidoria geral da Companhia;

xxxiii. Observar as condições impostas nas legislações e regulações aplicáveis, brasileiras ou estrangeiras, incluindo-se o disposto no Sarbanes-Oxley Act e as regras emitidas pela SEC e pela NYSE;

xxxiv. Acompanhar o processo de confecção do Relatório de Administração, das Demonstrações Financeiras e das Notas Explicativas, discutindo, com antecedência adequada, a ser definida conjuntamente com cada parte envolvida, os documentos e relatórios que subsidiem as informações apresentadas.

(Fonte: Regimento CAE)

A AEEL, pelos motivos expostos, entende que trata-se de um conselheiro conflitado que não deveria ser reconduzido.

Vicente Falconi

Votamos contra a nomeação para mais um mandato deste conselheiro.

Alertamos novamente para um potencial conflito de interesse, haja vista a sua relação íntima com a 3G (no que tange o trio Lemann, Telles e Sucupira), como fica claro na biografia de Falconi (Vicente

Associação dos Empregados da Eletrobras

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Falconi – o que importa é o resultado) e na biografia do trio (Sonho Grande). A 3G escreve o prefácio do livro do Falconi e ao longo das páginas, a relação entre eles é chamada de "simbiose perfeita" (pag 29). O livro traz dezenas de fotos de Falconi com executivos da 3G, caso de Alexandre Behring, chamado de seu discípulo (ver encarte de fotos do livro do Falconi). Ao longo da presença de Falconi no CA da Eletrobras a 3G passou de uma representação de aproximadamente 5% para 15% das ações preferenciais da companhia.

Nos relatórios 20 F de 2016 e 17, Falconi passou de 2,2 milhões de ações preferenciais da Eletrobras para 2,4 milhões de ações, tudo num fundo exclusivo chamado Stars Tours, como diz a nota de rodapé da tabela sobre titularidade de ações de conselheiros. Pedimos a área de Relações com Investidores da Eletrobras e a CVM para se pronunciarem formalmente se este fundo Stars Tours está sediado no Brasil ou, eventualmente, em paraísos fiscais.

Lembramos que se o sr Falconi fosse nomeado por investidores minoritários, não haveria nenhum conflito de interesse. Ao ser nomeado em vaga da União para a Eletrobras, os empregados da Eletrobras consideram um claro descumprimento da lei de conflito de interesse 12.813/13 (artigos 3,4 e 5) e Lei das Estatais 13303/16 (artigo 17), haja vista os seus fortes vínculos com a 3G expostos em documentos públicos e biografias com ampla tiragem, simultaneamente a sua nomeação pela União, cujo nomeado para posição desta natureza está sujeito a obrigações claramente tipificadas na legislação brasileira.

José Monforte

Monforte tem um histórico de representação de interesses de acionistas minoritários em companhia controlada pela União. Monforte foi eleito para o Conselho de Administração da Petrobras, em 2014, como representante dos minoritários preferencialistas (ver ata). Sua indicação para representar fundos nacionais e internacionais, partiu dos fundos Aberdeen do Brasil Gestão de Recursos, APG Asset Management, British Columbia Investment Management Corporation., AMUNDI Asset Management, MN Services N.V., USS Investments Management, Hermes Equity Ownership Services Limited, F&C Management Limited e State of Board of Administration of Florida (ver lista de candidatos 2014). Na Petrobras,consideramos que não havia conflito de interesse, haja vista que foi nomeado pela sufrágio de investidores minoritários.

Ao ser nomeado em vaga da União para a Eletrobras, os empregados da Eletrobras consideram um claro descumprimento da lei de conflito de interesse 12.813/13 (artigos 3,4 e 5) e Lei das Estatais 13303/16 (artigo 17), haja vista os seus vínculos históricos com fundos de investimento nacionais e

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estrangeiros, simultaneamente a sua nomeação pela União, cujo nomeado para posição desta natureza está sujeito a obrigações claramente tipificadas na legislação brasileira.

Somos contra a permanência do senhor Monforte na Presidência do Conselho de Administração da Eletrobras, haja vista que trata-se de uma posição chave que não pode ser terceirizada para um profissional com laços históricos de representação de fundos nacionais e estrangeiros.

Elvira Presta

Somos contra a nomeação da Diretora Financeira Elvira Presta haja vista os nítidos conflitos de interesse e aproveitamos para registrar nosso voto dissidente na ata da AGO e deixar claro este incômodo aos demais investidores aqui representados.

Antes de virar diretora, Elvira foi indicada pela 3G RADAR GESTORA DE RECURSOS LTDA. Lembrando que a 3G, representando os fundos, RADAR MASTER FIA, NORMANDIE MASTER FIA, XINGÓ FIA, MALIKO INVESTMENTS LLC, HELONA INVESTMENTS LLC e MANUKA INVESTMENTS LLC passou da gestão de 5,13% das ações preferenciais em 2017, para 10,3% em maio 2018, para 15,01% em setembro 2018 (ver comunicados ao mercado da Eletrobras). Na condição de conselheira eleita pelos minoritários não existia nenhum conflito, haja vista a licitude da sua eleição.

O conflito só passa a existir quando uma executiva com vínculos claros a um grupo de investidores (o grupo que a indicou para ser votada, ou seja, a 3G) se torna Diretora Financeira, com acesso a informações reservadas e ocupante de posição-chave para debater os caminhos da Eletrobras em um eventual modelo de capitalização (tão aguardado pelo mercado e responsável por parte da volatilidade das ações da Eletrobras).

A Eletrobras tem milhares de investidores enquanto a Diretora Financeira, indicada pela 3G (que através da carta 003, disponível no seu site, deixou claro o seu interesse na privatização da Eletrobras) pode influir na privatização da empresa. Esta não constitui uma boa prática de governança corporativa. A 3G já manifestou publicamente o seu interesse na privatização da Eletrobras ter interface estreita com a Diretora Financeira em passado tão recente.

Ao ser nomeado em vaga da União para a Eletrobras, os empregados da Eletrobras consideram um claro descumprimento da lei de conflito de interesse 12.813/13 (artigos 3,4 e 5) e Lei das Estatais 13303/16 (artigo 17), haja vista a sua indicação recente feita pela 3G para o Conselho, sua nomeação posterior como Diretora com aval do Conselho de Administração e do Ministério de Minas e Energia, cujo nomeado para posição desta natureza está sujeito a obrigações claramente tipificadas na legislação brasileira.

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Os primeiros meses da nova diretora já causaram um desconforto aos empregados em relação ao seu silêncio e falta de diligência, em não soltar nenhum comunicado ao mercado, em relação ao posicionamento da CVM em 2019 sobre o chocante conflito de interesse do conselheiro Zaroni ao longo de 2018/19. Zaroni e Elvira foram colegas de no CA.

Zaroni era simultaneamente conselheiro da Eletrobras e da multinacional francesa Engie, um conflito de interesse de grande magnitude (qualquer estagiário de Economia identificaria este conflito). Ambas as empresas se consideram concorrentes nos respectivos formulários de referência. Os trabalhadores da Eletrobras lutaram em vão contra a nomeação de Zaroni, foram tratorados pelo Conselho de Administração e MME que insistiram na nomeação no Governo Temer. As empresas concorrem nos segmentos de geração, transmissão, comercialização e outras oportunidades no setor elétrico. Foi necessário entrar com processo na CVM que deu ganho de causa aos trabalhadores e considerou o conflito da nomeação deste conselheiro (uma pesquisa no Google sobre Zaroni e CVM trazem dezenas de matérias sobre a posição da CVM). Este resultado teve repercussões em diversos jornais de grande porte do país, mas mesmo assim, a Diretora Financeira e de Relações com Investidores não soltou nenhum comunicado ao mercado e ainda deixou o conselheiro votar nas reuniões do CA que sucederam a posição pública da CVM (imprudência e falta de diligência que deve ser investigada pelas autoridades competentes).

As nomeações de Zaroni e Cunha foram tão agressivas no quesito conflito de interesse que o BNDES se absteve de votar, conforme exposto na Ata da 58º AGO:

> *7.3.1 - Sr.* ***MAURO GENTILE RODRIGUES DA CUNHA****, brasileiro, casado, economista,residente (...) , inscrito no CPF sob (...) , consignando-se que a Assembleia o dispensou do atendimento ao disposto no Artigo 147, § 3º, inciso I, da Lei nº. 6.404/1976,* ***abstendo-se o BNDES/Bndespar de manifestar-se quanto à dispensa.***
>
> *7.4.1 - Sr.* ***MANOEL ARLINDO ZARONI TORRES****, brasileiro, casado, engenheiro eletricista, residente (...) inscrito no CPF (...), consignando-se que a Assembleia o dispensou do atendimento ao disposto no Artigo 147, § 3º, inciso I, da Lei nº. 6.404/1976,* ***abstendo-se o BNDES/Bndespar de manifestar-se quanto à dispensa.***

O artigo 147 da Lei das S.A diz:

> *Art. 147. Quando a lei exigir certos requisitos para a investidura em cargo de administração da companhia, a assembleia-geral somente poderá eleger quem tenha exibido os necessários comprovantes, dos quais se arquivará cópia autêntica na sede social.*

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§ 1º São inelegíveis para os cargos de administração da companhia as pessoas impedidas por lei especial, ou condenadas por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos.

§ 2º São ainda inelegíveis para os cargos de administração de companhia aberta as pessoas declaradas inabilitadas por ato da Comissão de Valores Mobiliários.

§ 3o O conselheiro deve ter reputação ilibada, não podendo ser eleito, salvo dispensa da assembléia-geral, aquele que: (Incluído pela Lei nº 10.303, de 2001)

I - ocupar cargos em sociedades que possam ser consideradas concorrentes no mercado, em especial, em conselhos consultivos, de administração ou fiscal; e (Incluído pela Lei nº 10.303, de 2001)

II - tiver interesse conflitante com a sociedade. (Incluído pela Lei nº 10.303, de 2001)

§ 4o A comprovação do cumprimento das condições previstas no § 3o será efetuada por meio de declaração firmada pelo conselheiro eleito nos termos definidos pela Comissão de Valores Mobiliários, com vistas ao disposto nos arts. 145 e 159, sob as penas da lei. (Incluído pela Lei nº 10.303, de 2001)

Lei das S.A

Tendo em vista a necessidade de tratamento isonômico a todos os investidores, base da legislação brasileira de mercado de capitais, as situações de conflito de interesse aqui destacadas, comprometem a reputação, imagem, e respeito da companhia no mercado nacional e doméstico.

Os indicados pela União devem cumprir a Lei 12813/2013, conforme exposto a seguir:

Art. 2º Submetem-se ao regime desta Lei os ocupantes dos seguintes cargos e empregos:

I - de ministro de Estado;

II - de natureza especial ou equivalentes;

III - de presidente, vice-presidente e diretor, ou equivalentes, de autarquias, fundações públicas, empresas públicas ou sociedades de economia mista; e

IV - do Grupo-Direção e Assessoramento Superiores - DAS, níveis 6 e 5 ou equivalentes.

Parágrafo único. Além dos agentes públicos mencionados nos incisos I a IV, sujeitam-se ao disposto nesta Lei os ocupantes de cargos ou empregos cujo exercício proporcione acesso a informação

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privilegiada capaz de trazer vantagem econômica ou financeira para o agente público ou para terceiro, conforme definido em regulamento.

(Lei 12783/2013)

Cumpre destacar que os eleitos em posição da União devem se atentar aos seguintes aspectos de conflito de interesse tipificados na Lei 12813/2013:

Art. 3º Para os fins desta Lei, considera-se:

I - conflito de interesses: a situação gerada pelo confronto entre interesses públicos e privados, que possa comprometer o interesse coletivo ou influenciar, de maneira imprópria, o desempenho da função pública; e

II - informação privilegiada: a que diz respeito a assuntos sigilosos ou aquela relevante ao processo de decisão no âmbito do Poder Executivo federal que tenha repercussão econômica ou financeira e que não seja de amplo conhecimento público.

Art. 4º O ocupante de cargo ou emprego no Poder Executivo federal deve agir de modo a prevenir ou a impedir possível conflito de interesses e a resguardar informação privilegiada.

§ 1º No caso de dúvida sobre como prevenir ou impedir situações que configurem conflito de interesses, o agente público deverá consultar a Comissão de Ética Pública, criada no âmbito do Poder Executivo federal, ou a Controladoria-Geral da União, conforme o disposto no parágrafo único do art. 8º desta Lei.

§ 2º A ocorrência de conflito de interesses independe da existência de lesão ao patrimônio público, bem como do recebimento de qualquer vantagem ou ganho pelo agente público ou por terceiro.

CAPÍTULO II

DAS SITUAÇÕES QUE CONFIGURAM CONFLITO DE INTERESSES NO EXERCÍCIO DO CARGO OU EMPREGO

Art. 5º Configura conflito de interesses no exercício de cargo ou emprego no âmbito do Poder Executivo federal:

I - divulgar ou fazer uso de informação privilegiada, em proveito próprio ou de terceiro, obtida em razão das atividades exercidas;

II - exercer atividade que implique a prestação de serviços ou a manutenção de relação de negócio com pessoa física ou jurídica que tenha interesse em decisão do agente público ou de colegiado do qual este participe;

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III - exercer, direta ou indiretamente, atividade que em razão da sua natureza seja incompatível com as atribuições do cargo ou emprego, considerando-se como tal, inclusive, a atividade desenvolvida em áreas ou matérias correlatas;

IV - atuar, ainda que informalmente, como procurador, consultor, assessor ou intermediário de interesses privados nos órgãos ou entidades da administração pública direta ou indireta de qualquer dos Poderes da União, dos Estados, do Distrito Federal e dos Municípios;

V - praticar ato em benefício de interesse de pessoa jurídica de que participe o agente público, seu cônjuge, companheiro ou parentes, consanguíneos ou afins, em linha reta ou colateral, até o terceiro grau, e que possa ser por ele beneficiada ou influir em seus atos de gestão;

(...)

Em relação à Lei Geral das Estatais, Lei 13.303/2016 também é vedado indicar para Conselho quem "tenha ou possa ter conflito" como exposto abaixo:

Art. 17. Os membros do Conselho de Administração e os indicados para os cargos de diretor, inclusive presidente, diretor-geral e diretor-presidente, serão escolhidos entre cidadãos de reputação ilibada e de notório conhecimento, devendo ser atendidos, alternativamente, um dos requisitos das alíneas "a", "b" e "c" do inciso I e, cumulativamente, os requisitos dos incisosII e III:

(...)

§ 2o É vedada a indicação, para o Conselho de Administração e para a diretoria:

I - de representante do órgão regulador ao qual a empresa pública ou a sociedade de economia mista está sujeita, de Ministro de Estado, de Secretário de Estado, de Secretário Municipal, de titular de cargo, sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo;

II - de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em trabalho vinculado a organização, estruturação e realização de campanha eleitoral;

III - de pessoa que exerça cargo em organização sindical;

IV - de pessoa que tenha firmado contrato ou parceria, como fornecedor ou comprador,demandante ou ofertante, de bens ou serviços de qualquer natureza, com a pessoa político-administrativa controladora da empresa pública ou da sociedade de economia mista ou com a própria empresa ou sociedade em período inferior a 3 (três) anos antes da data de nomeação;

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V - de pessoa que tenha ou possa ter qualquer forma de conflito de interesse com a pessoa político-administrativa controladora da empresa pública ou da sociedade de economia mista ou com a própria empresa ou sociedade.

Ruy Flaks Schneider – A AEEL se abstém de votar neste conselheiro, haja vista a Ata do Comitê de Elegilibidade da Eletrobras, datada de 27 de Março de 2019 (Anexo 4, pág. 39, da Proposta de Administração), com o seguinte registro:

> *Registro: O Departamento de Governança informou que o candidato em questão possui uma condenação em processo administrativo sancionador aberto e julgado pela CVM, e que tal decisão foi objeto de interposição de recurso administrativo com efeito suspensivo. Registrou ainda que a penalidade aplicada pela CVM ao candidato diz respeito apenas à sanção pecuniária de multa, nos termos do art. 11, inciso II, da Lei nº. 6.385/76, não havendo qualquer proposta ou decisão quanto à sanção de inabilitação temporária. Neste sentido, a assessoria jurídica interna da Eletrobras, após consulta formalizada pelo Departamento de Governança, ratificou entendimento de que a decisão proferida pela CVM, além de não ter sido objeto de trânsito em julgado na esfera administrativa, não tem o condão de afetar a elegibilidade do candidato em questão.*
>
> (Extrato da Ata da 27º Reunião do Comitê de Gestão, Pessoas e Elegibilidade da Eletrobras, 27 de Março)

Em virtude da sua conduta de diligência, a AEEL opta por não se manifestar sobre candidato condenado em processo administrativo sancionador aberto e julgado pela CVM e solicita que a Diretora de Relações com Investidores da Eletrobras mantenha o mercado informado (através de Comunicados ao Mercado) sobre qualquer decisão da CVM sobre interposição de recurso administrativo com efeito suspensivo.

Em relação aos outros indicados, aprovamos a nomeação. Respeitaremos também os eleitos pelos minoritários da mesma forma que os minoritários respeitam o eleito pelos empregados, haja vista o nosso mais profundo respeito aos processos democráticos e legalmente corretos.

Os trabalhadores da Eletrobras continuarão denunciando estes absurdos na CVM, Comissão de Ética Pública, Ministério Público, MME, Justiça, dentre outras instituições. Temos duas certezas: nossa luta em defesa da Eletrobras é incansável e nossa convicção que corremos o risco de sermos retaliados por manifestar nossa contradição aos fatos aqui narrados.

As nomeações ora propostas reduzem a força do Controlador e deixam claro a sua terceirização de assentos para profissionais com vínculos a investidores minoritários, tornando um Colegiado praticamente monocromático (sem diversidade de opiniões), monoteísta (com a mesma crença no "Deus Mercado") e monossilábico (com a mesma retórica de privatização como caminho único).

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No caso destes nomes serem confirmados em AGO, trabalhadores já manifestaram a intenção de solicitarem aos parlamentares a abertura da CPI intitulada "CPI da Governança Corporativa da Eletrobras" para investigar todos estes casos de conflito de interesse aqui listados, com destaque para os interesses da 3G nos rumos da maior empresa de energia elétrica da América Latina, orgulho dos brasileiros e símbolo da soberania, segurança energética e compromisso com as futuras gerações.

Ressalva (iv):

De acordo com o Decreto 9.679/19, cabe à SEST manifestar-se sobre a remuneração dos administradores das empresas estatais e instruir o voto da União nas assembleias gerais das mesmas. Sugerimos que A PROPOSTA DE ~~o~~ aumento dos administradores seja o mesmo aplicado aos trabalhadores no ACT 2019/20.

Sendo assim, ratificamos a solicitação de que este voto CONSTE NO CORPO DA ATA DESTA AGO.

Rio de Janeiro, 29 de abril de 2019.

Nome do Acionista: **ASSOCIAÇÃO DOS EMPREGADOS DA ELETROBRAS – AEEL**

CNPJ nº 28.015.840/0001-47

E-mail : aeel@aeel.org.br

Representante Legal:

Assinatura: Fabíola Latino Antezana

Nome: Fabíola Latino Antezana

CPF: 001.637.201-85